John L. Reizian, Esquire
Vice President and Associate General Counsel
The Lincoln National Life Insurance Company
350 Church Street
Hartford, Connecticut 06103-1106
Telephone: (860) 466-1539
Facsimile:  (860) 466-2550
John.Reizian@LFG.com

VIA EDGAR

June 4, 2015

Mr. Alberto Zapata
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, N. E.
Washington, DC 20549-0506

Re: Lincoln Life Flexible Premium Variable Life Account M
      The Lincoln National Life Insurance Company
      File No: 333-203099; 811-08559; CIK No. 0001051629
      Initial Registration Statement, Form N-6
      Lincoln AssetEdge® VUL 2015

Dear Mr. Zapata:

This is in response to your correspondence dated May 28, 2015.  Below are the responses to your comments in the order in which they were received.  I will provide a strikethrough version of the prospectus containing these revisions under separate cover.

1.      General Comment

Please explain supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s obligations.

Response:  There are no guarantees or support agreements with third parties to support any of the Company’s obligations under the policy.

2.      Series and Class Identifiers

Given that the policy may also be sold under the name Lincoln AssetEdge Exec VUL 2015, please add this name to the EDGAR class identifiers for this contract.

Response:  Lincoln AssetEdge Exec VUL 2015 will be added to the EDGAR class identifier for this contract in a pre-effective amendment.

3. Risks - Policy Values in the Indexed Account

a.
In this paragraph, the registrant states: “[d]uring the time values are allocated to the Indexed Account, the crediting rate for each Indexed Account Option is determined through a different method employing a Cap and/or Participation Rate which are declared for each Segment when the Segment is created (see Indexed Account provision discussion of Caps, Participation Rates, and Indexed Credits).”  This sentence is unclear.  Clarify what is meant by “determined through a different method.”  Different from what?

b.
Further, this paragraph contains a number of defined terms (e.g., Cap, Segment, Segment Maturity Date, and Participation Rate) that are not explained until page 21.  Please keep the discussion of indexed account risks at a more general level avoiding terms defined later in the prospectus or provide appropriate definitions.

Response: For clarification purposes the following paragraph will replace Policy Values in the Indexed Account in its entirety:

Premium Payments and policy values allocated to the Indexed Account are held in the Company’s General Account.  As is true of the Fixed Account, this means, that they are subject to the general liabilities of the Company and, therefore, to the Company’s general creditors. Again, it is important to remember that you are relying on the financial strength of the Company for the fulfillment of the contractual promises and guarantees we make to you in the Policy, including those relating to the payment of death benefits.  When money is allocated to the Indexed Account, there is a time period that must be met during which the money must remain in the Indexed Account in order for interest to be credited.  You should be aware that if you take that money out of the Indexed Account before that time period is completed, no interest will be credited on the amounts taken out.  During the time values are allocated to the Indexed Account, the amount of interest credited on those values is dependent on the relative growth of an external index.  While we guarantee that we will always credit interest at a minimum 1% interest rate, if there comes a period of time in which the index fails to grow, Premium Payments may need to be increased in order to keep the Policy from terminating (“lapsing”).  As discussed in this prospectus, there are several Indexed Account Options currently available.  It is possible that we may not always offer the same or same number of Indexed Account Options, though we will always offer at least one and we will never pay less than the guaranteed interest that can be earned in any Indexed Account Option.  An exception to this is if the Indexed Account itself is discontinued.  In such case, you will be able to transfer your Policy values held in the Indexed Account to the Fixed Account or one or more Sub-Accounts of your choosing.  However, if you do not tell us to where you would like those values transferred, they will be automatically reallocated to the Fixed Account.  Finally, please note that, if the index we use is no longer available or changes the way it is calculated, we reserve the right to substitute the index with one of our choosing, subject to any required regulatory approvals.  For more information, please see “Lincoln Life, The Separate Account and the The General Account”, “Indexed Account” and “Transfers” sections of this prospectus.

4.	Indexed Account Options

In the third paragraph of this section, the registrant introduces “non-guaranteed Indexed
Interest,” and “Indexed Credit.”  It is not clear whether these are distinct concepts or if, and how, they are related.  Please amend the disclosure to clarify these terms and relationship.

Response: For clarity purposes the third sentence in this paragraph will read as follows:

A Cap is a limit on the index growth used in calculating the amount of interest to be credited.

5.   Financial Statements, Exhibits, and Other Information

Please provide any financial statements, exhibits, consents, and other required disclosure not included in this amendment.

Response:  All financial statements, exhibits, consents and other required disclosures will be included in the Pre-Effective Amendment No. 1.

6.   Power of Attorney

Please provide a power of attorney that relates specifically to this registration statement as required by rule 483(b) of the Securities Act.

Response:  The Power of Attorney specifically referring to the 1933 Act file number will be included with Pre-Effective Amendment No. 1.

7.   Tandy Representation

Lincoln, as Depositor, on behalf of the Registrant, and as Principal Underwriter, acknowledge the following: should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Please contact me at (860) 466-1539 with any questions or comments about this filing.

Sincerely,

/s/ John L. Reizian

John L. Reizian
Vice President and Associate General Counsel